ANNUAL REPORT ON FORM 11-K


                              ITEM 9(a)


                      LIST OF FINANCIAL STATEMENTS


               YEARS ENDED DECEMBER 31, 1993, 1992, and 1991


                      SAFEGUARD SCIENTIFICS, INC.
                          STOCK SAVINGS PLAN

FORM 11-K -ITEM 9(a)



SAFEGUARD SCIENTIFICS, INC.
STOCK SAVINGS PLAN

LIST OF FINANCIAL STATEMENTS

The following financial statements of Safeguard Scientifics, Inc. Stock Savings Plan are submitted herewith:

          Statements of Net Assets Available For Plan Benefits
          As of December 31, 1993 and 1992

          Statements of Changes in Net Assets Available for
          Plan Benefits
          For the years ended December 31, 1993, 1992 and 1991

          Notes to Financial Statements
          Schedule I    Assets Held for Investment Purposes
          Schedule II   Reportable Transactions


                           SAFEGUARD SCIENTIFICS, INC. STOCK SAVINGS PLAN
                         STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                       DECEMBER 31, 1993

                                                   MUTUAL       COMMON
                                                   FUNDS        STOCK        LOANS        TOTAL
                                                ----------   ----------   ----------   ----------
ASSETS:
Investments
  Money Market Fund                          $    147,818 $        451              $    148,269
  (cost equals current value)

  Safeguard Scientifics, Inc. common stock
    92,817 shares (cost $1,166,707)                          2,227,608                 2,227,608

  Novell, Inc. common stock
    15,921 shares (cost $4,794)                                330,361                   330,361

  Cambridge Technology Partners common stock
    38,259 shares (cost $191,295)                              602,579                   602,579

  Bond Fund
     5,474 shares (cost $76,779)                   78,660                                 78,660

  Balanced Fund
    25,067 shares (cost $340,686)                 360,718                                360,718

  Equity Growth Fund
    56,435 shares (cost $978,472)               1,056,462                              1,056,462

  Net loans receivable                                                 $    160,068      160,068

  Contributions receivable - employer                            9,834                     9,834
                           - participants          38,558        8,520                    47,078
                                                ----------   ----------   ----------   ----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS       $  1,682,216 $  3,179,353 $    160,068 $  5,021,637
                                                ==========   ==========   ==========   ==========


See notes to financial statements


                                  SAFEGUARD SCIENTIFICS, INC. STOCK SAVINGS PLAN
                               STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                 DECEMBER 31, 1992

                                                  MUTUAL        COMMON
                                                   FUNDS         STOCK         LOANS         TOTAL
                                                -----------   -----------   -----------   -----------
ASSETS:
Investments
  Money Market Fund                            $   200,488   $       148                 $   200,636
  (cost equals current value)

  Safeguard Scientifics, Inc. common stock
    91,138 shares (cost $1,075,284)                            1,663,269                   1,663,269

  Novell, Inc. common stock
    21,278 shares (cost $6,406)                                  606,423                     606,423

  Bond Fund
     5,039 shares (cost $69,701)                    70,496                                    70,496

  Balanced Fund
    18,477 shares (cost $244,232)                  252,772                                   252,772

  Equity Growth Fund
    50,081 shares (cost $853,311)                  895,950                                   895,950

  Net loans receivable                                                     $   127,286       127,286

  Contributions receivable - employer                             15,009                      15,009
                           - participants           34,377         5,203                      39,580
                                                -----------   -----------   -----------   -----------

  NET ASSETS AVAILABLE FOR PLAN BENEFITS       $ 1,454,083   $ 2,290,052   $   127,286   $ 3,871,421
                                                ===========   ===========   ===========   ===========

See notes to financial statements



                                          SAFEGUARD SCIENTIFICS, INC. STOCK SAVINGS PLAN
                                          STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                      YEARS ENDED DECEMBER 31,
                              -----------------------------------------------------------------------------------------------
                                             1993                                            1992
                              ----------------------------------------------- -----------------------------------------------

                                MUTUAL      COMMON                              MUTUAL      COMMON
                                 FUNDS       STOCK       LOANS       TOTAL       FUNDS       STOCK       LOANS       TOTAL
                              ----------- ----------- ----------- ----------- ----------- ----------- ----------- -----------
ADDITIONS:
CONTRIBUTIONS:
  PARTICIPANTS                  $338,140     $60,950                $399,090    $327,612     $45,597                $373,209
  EMPLOYERS                            0     213,305                 213,305           0     194,444                 194,444

INTEREST INCOME                                                                        0           0                       0
DIVIDEND INCOME                   52,866         257                  53,123      46,128         139                  46,267

NET UNREALIZED/REALIZED GAIN
  IN  AGGREGATE
  CURRENT VALUE OF INVESTMENTS   106,491     808,974                 915,465      47,433     297,871                 345,304

LOAN REPAYMENTS                   33,442      17,023     (50,465)          0      16,361       6,274     (22,635)          0
INTEREST ON LOAN REPAYMENTS                               10,939      10,939           0                   6,285       6,285
                              ----------- ----------- ----------- ----------- ----------- ----------- ----------- -----------
                                 530,939   1,100,509     (39,526)  1,591,922     437,534     544,325     (16,350)    965,509

DEDUCTIONS:
BENEFIT PAYMENTS TO
  WITHDRAWING PARTICIPANTS        96,172     334,832      10,702     441,706      27,497      36,718       7,801      72,016
LOANS TO PARTICIPANTS             53,652      29,358     (83,010)          0      73,707      77,730    (151,437)          0

TRANSFERS                        152,982    (152,982)                      0       1,128       3,320                   4,448
                              ----------- ----------- ----------- ----------- ----------- ----------- ----------- -----------
                                 302,806     211,208     (72,308)    441,706     102,332     117,768    (143,636)     76,464


NET INCREASE (DECREASE)          228,133     889,301      32,782   1,150,216     335,202     426,557     127,286     889,045

NET ASSETS AVAILABLE FOR
PLAN BENEFITS:
   BEGINNING OF THE YEAR       1,454,083   2,290,052     127,286   3,871,421   1,118,881   1,863,495           0   2,982,376
                              ----------- ----------- ----------- ----------- ----------- ----------- ----------- -----------
   END OF YEAR                $1,682,216  $3,179,353    $160,068  $5,021,637  $1,454,083  $2,290,052    $127,286  $3,871,421
                              =========== =========== =========== =========== =========== =========== =========== ===========


See notes to financial statements





                    SAFEGUARD SCIENTIFICS, INC. STOCK SAVINGS PLAN
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                 (CONTINUED)

                                          YEARS ENDED DECEMBER 31,
                              -----------------------------------------------
                                             1991
                              -----------------------------------------------
                                             FIXED
                                MUTUAL      INCOME      COMMON
                                 FUNDS       FUND        STOCK       TOTAL
                              ----------- ----------- ----------- -----------

ADDITIONS:
CONTRIBUTIONS:
  PARTICIPANTS                   $79,302     $84,399     $81,039    $244,740
  EMPLOYERS                                              134,455     134,455

INTEREST INCOME                               43,868         572      44,440
DIVIDEND INCOME                   13,466                     419      13,885

NET UNREALIZED/REALIZED GAIN
  IN  AGGREGATE
  CURRENT VALUE OF INVESTMENTS    38,076                 835,678     873,754

LOAN REPAYMENTS
INTEREST ON LOAN REPAYMENTS
                              ----------- ----------- ----------- -----------
                                 130,844     128,267   1,052,163   1,311,274

DEDUCTIONS:
BENEFIT PAYMENTS TO
  WITHDRAWING PARTICIPANTS           633      51,095      23,110      74,838
LOANS TO PARTICIPANTS

TRANSFERS                       (988,670)    998,957     (10,736)       (449)
                              ----------- ----------- ----------- -----------
                                (988,037)  1,050,052      12,374      74,389


NET INCREASE (DECREASE)        1,118,881    (921,785)  1,039,789   1,236,885

NET ASSETS AVAILABLE FOR
PLAN BENEFITS:
   BEGINNING OF THE YEAR                     921,785     823,706   1,745,491
                              ----------- ----------- ----------- -----------
   END OF YEAR                $1,118,881  $       0   $1,863,495  $2,982,376
                              =========== =========== =========== ===========


See notes to financial statements


[TEXT]
          SAFEGUARD SCIENTIFICS, INC. STOCK SAVINGS PLAN

                 NOTES TO FINANCIAL STATEMENTS

                DECEMBER 31, 1993, 1992 AND 1991



1.   Summary of Significant Accounting Policies:

     Basis of Presentation - The accompanying financial statements have been prepared on an accrual basis of accounting.

     Investments - Investments are stated at current value.(dagger) At the option of the employee, investments may be made in their choice of four Mutual Funds or Safeguard Scientifics, Inc. (SSI or the "Company") common stock. In addition, participants holding SSI common stock held in trust under the Plan may participate in distributions made by SSI to its shareholders. In May 1993, SSI and Cambridge Technology Partners (CTP) completed a rights offering. Each plan participant was offered a one-time investment election to purchase CTP common stock, based upon the number of Company shares held as of the rights offering date. Prior to October 1, 1991, the participants were offered the election to invest in either a Fixed Income Fund or SSI Common Stock. After the above effective date, the investment options were expanded to include the Money Market Fund (Vanguard Money Market Prime Portfolio) and three Mutual Funds from the American Funds Group - the Bond Fund (U.S. Government Securities), the Balanced Fund (Income Fund of America), and the Equity Growth Fund (Investment Company of America).

     SSI common stock, which is traded on the New York Stock Exchange, and Novell, Inc., (Novell) and CTP common stock, which are traded on the over-the-counter market, are valued at the last reported sales price on the last business day of the year.

     Realized Gain (Loss) on Sale of Investments - The realized gain (loss) on sale of investments is the difference between the proceeds received and the average cost of investments sold.

           SAFEGUARD SCIENTIFICS, INC. STOCK SAVINGS PLAN

                  NOTES TO FINANCIAL STATEMENTS

                 DECEMBER 31, 1993, 1992 AND 1991



2.     Description of the Plan:

     The Plan was established in 1981 for the benefit of SSI employees. (dagger) The employees may contribute 2%, 3% or 4% of their basic compensation, as defined, (excluding overtime, bonuses and certain other SSI paid benefits). Effective January 1, 1992 SSI made contributions equal to 75% of an employee's pretax contributions at all Company locations. Prior to January 1, 1992, SSI contributed 75% of an employee's pretax contribution at its Minneapolis, MN and Green Bay, WI locations and 50% for all other employees. Employees may contribute up to an additional 11% without further contribution by the Company.(dagger) The total of employee and SSI contributions are subject to a determinable maximum.(dagger) Employee contributions are invested as directed by the employee into any of the following investment options: Money Market Fund, Bond Fund, Balanced Fund, Equity Growth Fund, and Safeguard Scientifics' common stock. They may divide their contribution between all the funds in increments of 5%.

SSI's contribution is invested in SSI Common Stock for the account of the employees.(dagger) Employees with less than one year of service may become participants for the purpose of making salary deferral contributions on the first day of the first payroll period of any month.(dagger) However, new employees will not be eligible to receive Company matching contributions until the completion of one year of service. Company contributions become fully vested after the earlier of three years of employment, or two years of participation in the Plan, or upon death, disability or retirement. Effective as of any quarterly valuation date, each vested participant may direct a change in investment of amounts held in their matching contribution subaccount, other than amounts attributable to matching contributions made during the current or previous Plan year.

     Effective January 1, 1992, eligible employees are entitled to take out loans from the Plan. Generally, an employee may borrow up to 50% of the amount in their account up to $50,000. The minimum loan amount is $1,000. The interest rate is prime plus 2% as of the loan approval date. The interest paid will be credited to the employee's account. All loans must be repaid within five years, except in the case where a loan is used to purchase a principal residence, and then the repayment period is 15 years.

     SSI has the right under the Plan to amend, modify, suspend or terminate the Plan at any time. In the event of termination of the Plan, each participant will immediately become fully vested and be entitled to full distribution of his share of the Plan. Administrative costs of the Plan are paid by SSI.

             SAFEGUARD SCIENTIFICS, INC. STOCK SAVINGS PLAN

                    NOTES TO FINANCIAL STATEMENTS

                  DECEMBER 31, 1993, 1992 AND 1991



2.     Description of the Plan (continued)

     The full value of an individual's account including all deposits, all Company contributions, and any gains or losses will be paid upon:

          1)     Retirement
          2) Termination of Employment (With less than two years of participation, the value of Company contributions to an individual's account is forfeited.)
          3)     Disability (as defined under the Plan)
          4)     Death

     Payments are made:

          1)     in cash as a lump-sum payment;
          2) in Company stock for the value of an individual's investment in that fund;
          3)     in the form of installments over a fixed period; or
          4) under other methods of payment that may be adopted and applied uniformly among all Plan participants by the Stock Savings Plan Committee.

     Distribution of a participant's account will be made as soon as possible following the event (i.e., termination, retirement, disability or death) that calls for distribution. Under no circumstances will distribution be made later than 60 days after the end of the year in which the event occurs that triggers the distribution. The above description provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.


3.     Income Tax Status:

     The Internal Revenue Service has ruled that the Plan qualifies under
Section 401(a) of the Internal Revenue Code and is, therefore, not subject to Federal income tax under present income tax laws.

     Plan participant contributions are made from compensation before income tax deductions in accordance with Section 401(k) of the Internal Revenue Code.(dagger) The participants are not subject to income tax on SSI's contributions to the Plan, appreciation in Plan assets or income earned thereon until their withdrawal from the Plan.(dagger) A letter of favorable determination has been received from the Internal Revenue Service that the Plan meets the requirements of Section 401(k) of the Internal Revenue Code.


            SAFEGUARD SCIENTIFICS, INC. STOCK SAVINGS PLAN

                    NOTES TO FINANCIAL STATEMENTS

                  DECEMBER 31, 1993, 1992 AND 1991


4.  Allocation of Plan Income and Changes in Plan Equity to Investment Programs

Year Ended December 31, 1993
                                         MONEY                                    EQUITY         TOTAL
                                        MARKET         BOND        BALANCED       GROWTH        MUTUAL
                                         FUND          FUND          FUND          FUND          FUNDS
                                      -----------   -----------   -----------   -----------   -----------
ADDITIONS:
CONTRIBUTIONS:
  PARTICIPANTS                      $     37,144  $     28,970  $     78,458  $    193,568  $    338,140
DIVIDEND INCOME                            4,868         5,464        18,275        24,259        52,866
NET UNREALIZED/REALIZED GAIN
  IN AGGREGATE CURRENT VALUE
  OF INVESTMENTS                             406         1,748        22,220        82,117       106,491
LOAN REPAYMENTS                            4,160         6,530         8,120        14,632        33,442

                                          46,578        42,712       127,073       314,576       530,939
DEDUCTIONS:
BENEFIT PAYMENTS TO
  WITHDRAWING PARTICIPANTS                16,659        15,443        15,493        48,577        96,172
LOANS TO PARTICIPANTS                      8,882         4,081        14,428        26,261        53,652
TRANSFERS                                 74,572        15,250       (12,578)       75,738       152,982
                                      -----------   -----------   -----------   -----------   -----------
                                         100,113        34,774        17,343       150,576       302,806
                                      -----------   -----------   -----------   -----------   -----------
NET INCREASE (DECREASE)                  (53,535)        7,938       109,730       164,000       228,133

NET ASSETS AVAILABLE FOR
PLAN BENEFITS:
   BEGINNING OF THE YEAR                 205,838        74,063       260,775       913,407     1,454,083
                                      -----------   -----------   -----------   -----------   -----------
   END OF YEAR                      $    152,303  $     82,001  $    370,505  $  1,077,407  $  1,682,216
                                      ===========   ===========   ===========   ===========   ===========


Year Ended December 31, 1992
                                         MONEY                                    EQUITY         TOTAL
                                        MARKET         BOND        BALANCED       GROWTH        MUTUAL
                                         FUND          FUND          FUND          FUND          FUNDS
                                      -----------   -----------   -----------   -----------   -----------
ADDITIONS:
CONTRIBUTIONS:
  PARTICIPANTS                      $     49,332  $     31,298  $     77,697  $    169,285  $    327,612
DIVIDEND INCOME                            6,782         4,877        13,082        21,387        46,128
NET UNREALIZED/REALIZED GAIN
  IN AGGREGATE CURRENT VALUE
  OF INVESTMENTS                                          (673)       10,550        37,556        47,433
LOAN REPAYMENTS                            2,709         3,560         3,820         6,272        16,361
                                      -----------   -----------   -----------   -----------   -----------
                                          58,823        39,062       105,149       234,500       437,534
DEDUCTIONS:
BENEFIT PAYMENTS TO
  WITHDRAWING PARTICIPANTS                 5,204         3,789         8,025        10,479        27,497
LOANS TO PARTICIPANTS                      9,398         9,012        14,063        41,234        73,707
TRANSFERS                                  9,545         9,507          (194)      (17,730)        1,128
                                      -----------   -----------   -----------   -----------   -----------
                                          24,147        22,308        21,894        33,983       102,332
                                      -----------   -----------   -----------   -----------   -----------
NET INCREASE                              34,676        16,754        83,255       200,517       335,202

NET ASSETS AVAILABLE FOR
PLAN BENEFITS:
   BEGINNING OF THE YEAR                 171,162        57,309       177,520       712,890     1,118,881
                                      -----------   -----------   -----------   -----------   -----------
   END OF YEAR                      $    205,838  $     74,063  $    260,775  $    913,407  $  1,454,083
                                      ===========   ===========   ===========   ===========   ===========

             SAFEGUARD SCIENTIFICS, INC. STOCK SAVINGS PLAN

                    NOTES TO FINANCIAL STATEMENTS

                  DECEMBER 31, 1993, 1992 AND 1991

4. Allocation of Plan Income and Changes in Plan Equity to Investment Programs (continued)

Year Ended December 31, 1991
                                         MONEY                                    EQUITY         TOTAL
                                        MARKET         BOND        BALANCED       GROWTH        MUTUAL
                                         FUND          FUND          FUND          FUND          FUNDS
                                      -----------   -----------   -----------   -----------   -----------

ADDITIONS:
CONTRIBUTIONS:
  PARTICIPANTS                      $     12,118  $      7,757  $     16,719  $     42,708  $     79,302
DIVIDEND INCOME                            6,801           454         1,962         4,249        13,466
NET UNREALIZED/REALIZED GAIN
  IN AGGREGATE CURRENT VALUE
  OF INVESTMENTS                                         1,457         2,964        33,655        38,076
LOAN REPAYMENTS                                                                                        0
                                      -----------   -----------   -----------   -----------   -----------
                                          18,919         9,668        21,645        80,612       130,844
DEDUCTIONS:
BENEFIT PAYMENTS TO
  WITHDRAWING PARTICIPANTS                                                                             0
LOANS TO PARTICIPANTS                        633                                                     633
TRANSFERS                               (152,876)      (47,641)     (155,875)     (632,278)     (988,670)
                                      -----------   -----------   -----------   -----------   -----------
                                        (152,243)      (47,641)     (155,875)     (632,278)     (988,037)
                                      -----------   -----------   -----------   -----------   -----------
NET INCREASE                             171,162        57,309       177,520       712,890     1,118,881

NET ASSETS AVAILABLE FOR
PLAN BENEFITS:
   BEGINNING OF THE YEAR                       0             0             0             0             0
                                      -----------   -----------   -----------   -----------   -----------
   END OF YEAR                      $    171,162  $     57,309  $    177,520  $    712,890  $  1,118,881
                                      ===========   ===========   ===========   ===========   ===========






           SAFEGUARD SCIENTIFICS, INC. STOCK SAVINGS PLAN

Schedule I- Assets Held for Investment Purposes

December 31, 1993
- - ---------------------------------------------------------------------
                                                            Current
                                 Units         Cost          Value
Vanguard Money Market
  Prime Portfolio                147,818   $   147,818   $   147,818

Legg Mason Money Market              451           451           451

Safeguard Scientifics, Inc.
  Common Stock                    92,817     1,166,707     2,227,608

Novell Inc.
  Common Stock                    15,921         4,794       330,361

Cambridge Technology Partners
  Common Stock                    38,259       191,295       602,579

U.S. Government Securities Fund
  Bond Fund                        5,474        76,779        78,660

Income Fund of America
  Balanced Fund                   25,067       340,686       360,718

Investment Company of America
  Equity Growth Fund              56,435       978,472     1,056,462

Net loans receivable                           160,068       160,068
- - ---------------------------------------------------------------------
                                           $ 3,067,070   $ 4,964,725
- - ---------------------------------------------------------------------


Schedule II - Reportable Transactions*

Year ended December 31, 1993

- - -------------------------------------------------------------------------------------
                                             Purchased    Distribution     Gain on
                                               Cost         Amount       Distribution
- - --------------------------------------------------------------------------------------

Safeguard Scientifics, Inc.
  Common Stock  (1)                        $   274,255

Safeguard Scientifics, Inc.
  Common Stock  (1)                                      $   202,874   $       30,531

Cambridge Technology Partners
  Common Stock                             $   225,885

- - ---------------------------------------------------------------------------------
*  A reportable transaction is a transaction or a series of transactions of the same security that involves an amount in excess of 5% of the current value of the net assets at the beginning of the plan year.

(1)  Represents the aggregate amount of a series of transactions, which individually may or may not qualify as a reportable transaction.


[TEXT]

                    Independent Auditors' Report



The Board of Directors of
Safeguard Scientifics, Inc.:


We have audited the accompanying statements of net assets available for plan benefits of Safeguard Scientifics, Inc. Stock Savings Plan as of December 31, 1993 and 1992 and the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 1993. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Safeguard Scientifics, Inc. Stock Savings Plan at December 31, 1993 and 1992 and the changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 1993, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



KPMG Peat Marwick




Philadelphia, Pennsylvania
June 3, 1994